UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

Kibush Capital Corp.

 (Name of issuer)

Common Stock, par value $0.001 per share

 (Title of class of securities)

49374X

 (CUSIP number)

August 10, 2015

 (Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[X]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 49374X	Page 2 of 8 Pages

1.	Name of Reporting Person Warren Sheppard

2.	Check the Appropriate Box if a Member of a Group*	(a) [ ] (b) [ ]

3.	SEC Use Only

4.	Citizen or Place of Organization Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 39,683,302 [1]
	6.	Shared Voting Power 67,298,503 [2]
	7.	Sole Dispositive Power 39,683,302 [1]
	8.	Shared Dispositive Power 67,298,503 [2]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 106,981,805 1 2
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	[ ]

11.	Percent of Class Represented by Amount in Row (9) 93.8% 1 2
12.	Type of Reporting Person* IN

1.	Includes 36,681,600 shares from convertible notes, based upon the August 10, 2015 market price, which could be converted into Common Stock within 60 days of that date. However, these notes have not yet been repaid or converted. Based upon the March 4, 2016 market price these notes would convert in to 85,306,046 shares.

2.	Excludes 3,000,000 shares of Preferred Stock owed by More which votes with Common Stock at 20 to 1. When included, beneficial ownership of voting shares increase to 166,981,805 (including the shares from Fn1 above) which represents 95.9% of the total 174,080,787voting shares (including the 60,000,000 preferred votes and the 36,681,600 shares referenced below).

SCHEDULE 13G

CUSIP No. 49374X	Page 3 of 8 Pages

1.	Name of Reporting Person Five Arrows Limited

2.	Check the Appropriate Box if a Member of a Group*	(a) [ ] (b) [ ]

3.	SEC Use Only
4.	Citizen or Place of Organization Anguilla

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 64,000,000
	6.	Shared Voting Power
	7.	Sole Dispositive Power 64,000,000
	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,000,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	[ ]
11.	Percent of Class Represented by Amount in Row (9) 82.7% [1]
12.	Type of Reporting Person* CO

1.	Excluding 3,000,000 shares of Preferred Stock which votes with Common Stock at 20 to 1. When the preferred votes are included, Five Arrows voting power drops to 46.6% out of a total of 137,399,187 votes.

SCHEDULE 13G

CUSIP No. 49374X	Page 4 of 8 Pages

1.	Name of Reporting Person More Superannuation Fund
2.	Check the Appropriate Box if a Member of a Group*	(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizen or Place of Organization Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 3,298,503
	6.	Shared Voting Power
	7.	Sole Dispositive Power 3,298,503
	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,298,503 [1]
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	[ ]
11.	Percent of Class Represented by Amount in Row (9) 4.3% [1]
12.	Type of Reporting Person* OO

1.	Excluding 3,000,000 shares of Preferred Stock owed by More which votes with Common Stock at 20 to 1. When included, voting shares increase to 63,298,503 which represents 46.1% of the total 13,739,9187 voting shares (including the 60,000,000 preferred votes).

SCHEDULE 13G

CUSIP No. 49374X	Page 5 of 8 Pages

Item 1(a). Name of Issuer:

Kibush Capital Corp.

Item 1(b). Address of Issuer’s Principal Executive Offices:

c/o 5635 N. Scottsdale Rd., Ste 170

Scottsdale, AZ 85250

Item 2(a). Name of Person Filing:

This statement is being filed by (i) Warren Sheppard (“Mr. Sheppard”), (ii) Five Arrows Limited, an Anguilla corporation (“Five Arrows”), and (iii) More Superannuation Fund, an Australian retirement fund (“More”), with respect to shares of Common Stock that each of the foregoing may be deemed to have a beneficial ownership. The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons”.

Item 2(b). Address of Principal Business Office:

The business address of Mr. Sheppard and the principal office of More is:

7 Sarah Crescent

Templestowe, VIC 3106

Australia

The principal offices of Five Arrows is:

Suite 201, Rogers Office Bldg.

Edwin Wallace Ray Drive

George Hill, Anguilla

Item 2(c). Citizenship:

(i)	Mr. Sheppard is an Australian Citizen;
(ii)	Five Arrows is an Anguilla corporation; and
(iii)	More is an Australian retirement fund.

Item 2(d). Title of Class of Securities:

Common Stock, $0.001 par value

Item 2(e). CUSIP Number:

49374X

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

SCHEDULE 13G

CUSIP No. 49374X	Page 6 of 8 Pages

Item 4. Ownership.

(a) and (b) Based upon an aggregate of 77,399,187 shares of Common Stock outstanding as of September 30, 2015, as determined by the Issuer’s most recently available 10-K filing:

(i)

Mr. Sheppard owns directly 3,001,702 shares of Common Stock and Notes conversable into 36,681,600 shares of Common Stock as of August 10, 2015. Furthermore, by reason of its position as sole shareholder of Five Arrows and Trustee/Beneficiary of More, Mr. Sheppard may be deemed to beneficially own the 67,298,503 shares of Common Stock which are held by such entities, providing Mr. Sheppard voting power over approximately 93.8% of the shares outstanding (including the 36,681,600 shares which could have been issued from Mr. Sheppard’s convertible notes).

(ii)	Five Arrows owns directly and beneficially 64,000,000 shares of Common Stock, constituting approximately 82.7% of the shares outstanding.

(iii)	More directly and beneficially owns 3,298,503 shares of Common Stock, constituting approximately 4.3% of the shares outstanding (excluding the preferred shares).

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Mr. Sheppard: 39,683,302 *1	Five Arrows: 64,000,000	More: 3,298,503 *2

(ii) Shared power to vote or to direct the vote:

Mr. Sheppard has the shared power to vote or direct the vote of 67,298,503 shares.

(iii) Sole power to dispose or to direct the disposition of:

Mr. Sheppard: 39,683,302 *1	Five Arrows: 64,000,000	More: 3,298,503 *2

(iv) Shared power to dispose or to direct the disposition of:

Mr. Sheppard has the shared power to dispose or to direct the disposition over 67,298,503 shares.

Each of the Reporting Persons hereby disclaims any beneficial ownership of any Shares in excess of their actual beneficial ownership thereof.

*1. Includes 36,681,600 shares from convertible notes, based upon the August 10, 2015 market price, which could be converted into Common Stock within 60 days of that date. However, these notes have not yet been repaid or converted.

*2. Excludes 3,000,000 shares of preferred stock with votes with common stock at 20 to 1.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

SCHEDULE 13G

CUSIP No. 49374X	Page 7 of 8 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits: [Exhibit I: Joint Acquisition Statement, dated as of March 8, 2016.]

Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2016

Warren Sheppard		Five Arrows Limited

By:	/s/ Warren Sheppard	By:	/s/ Richard Wilson
	Warren Sheppard		Richard Wilson Chief Executive Officer

More Superannuation Fund

By:	/s/ Warren Sheppard
Warren Sheppard Trustee